December 19, 2007
VIA FACSIMILE 202.772.9369 AND EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Pamela A. Long
     Re:     Registration Statement on Form S-1 (File No. 333-145588) of Orion Marine Group, Inc.
Dear Ms. Long:
We hereby request that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective on Wednesday, December 19, 2007 at 4:00 p.m., Eastern time.
On behalf of the Company, I hereby acknowledge that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.
Please direct any questions or comments regarding the Registration Statement to Kyle Fox, Vinson & Elkins L.L.P. at 512.542.8539.

Sincerely,
/s/ Cabell Acree
Cabell Acree
Vice President and General Counsel